INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST WELLINGTON NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2007

DATE OF REPORT:	May 15, 2007

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	May 15, 2007
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	May 15, 2007
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars) (Unaudited — Prepared by Management)

As at	March 31, 2007 (Unaudited) $	December 31, 2006 (Audited) $
Assets
Current
Cash and cash equivalents	3,100,186	7,144,943
Restricted cash	3,000,000	3,000,000
Accounts receivable (Note 4)	1,380,028	1,418,071
Financial Instruments	238,850	210,416
Inventory	762,952	475,280
Prepaid expenses and deposits	332,749	500,572
	8,814,765	12,749,282
Non-current
Investments	136,528	136,528
Held for sale asset	235,353	235,353
Property and equipment (Note 5)	23,661,834	20,853,539
Goodwill	2,018,969	2,018,969

Total Assets	34,867,449	35,993,671
Liabilities
Current
Accounts payable and accrued liabilities	3,583,838	3,839,736
Asset retirement obligations	503,681	0
Financial instruments	515,565	75,781
Current portion of long term debt	6,266,944	6,266,944
Prepaid gas revenue	1,060,672	1,047,108
	11,930,700	11,229,569
Non-current
Financial instruments	1,041,226	590,320
Deferred taxation provision	2,018,969	2,018,969
Prepaid gas revenue	2,360,747	2,330,660
Asset retirement obligation	598,937	1,065,559
Long term debt	6,764,848	6,662,834

Total Liabilities	24,715,427	23,897,911
Stockholders’ Equity
Common stock without par value (Note 8); unlimited number of shares authorized;
Issued and outstanding: 27,964,787 shares	50,285,527	50,045,527
Contributed surplus	1,616,861	1,545,218
Share purchase warrants reserve	1,509,512	1,540,762
Accumulated other comprehensive income	52,916	52,916
Accumulated deficit	(43,312,794)	(41,088,663)

Total Stockholders’ Equity	10,152,022	12,095,760

Total Liabilities and Stockholders’ Equity	34,867,449	35,993,671
Related Party Transactions (Note 6)
Commitments and Contingencies (Note 7)

Subsequent Events (Note 12)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited — Prepared by Management as at March 31, 2007)

	Three Months Ended March 31 2007 $	Three Months Ended March 31 2006 $
Production Income:
Oil and gas sales	782,499	20,887
Royalties	(38,034)	(696)

Net Production Income	744,465	20,191

Expenses
General and administrative	(1,094,369)	(852,947)
Debt financing expense	(70,764)	—
Foreign exchange gain/(loss)	124,123	(1,303,630)
Derivative (loss)/gain	(862,226)
Production costs	(384,040)	(17,961)
Depletion	45,599	—
Amortization	(27,086)	(16,285)
Interest expense	(314,586)	(115)
Impairment of oil and gas properties	(775,950)	(1,657,177)

Total Expenses	(3,359,299)	(3,848,115)

Net profit/(loss) for period before other income	(2,614,834)	(3,827,924)

Other Income
Interest income	76,689	137,264
Joint venture recoveries	314,014	290,681

Total Other Income	390,703	427,945
Net profit/(loss) for the period	(2,224,131)	(3,399,979)
Deficit, beginning of period	(41,088,663)	(19,850,678)
Deficit, end of period	(43,312,794)	(23,250,657)
Basic loss per share (Note 8)	($0.08)	$(0.15)
Diluted loss per share (Note 8)	($0.08)	$(0.15)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, as at March 31, 2007)

	Common Stock
	Shares	Amount $	Contributed Surplus $	Share Purchase Warrants Reserve $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total Stockholders Equity $
Balance at December 31, 2006	27,764,287	50,045,527	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760
Issuance of common shares for cash	—	—	—	—	—	—	—
Less deferred offering costs	—	—	—	—	—	—	—
Exercise of share purchase options	200,000	240,000	—	—	—	—	240,000
Stock option compensation	—	—	71,643	—	—	—	71,643
Share purchase warrants reserve	—	—	—	(31,250)	—	—	(31,250)
Accumulated other comprehensive income	—	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(2,224,131)	(2,224,131)
Balance at March 31, 2007	27,964,287	50,285,527	1,616,861	1,509,512	52,916	(43,312,794)	10,152,022

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited — Prepared by Management as at March 31, 2007)

	Three Months Ended March 31 2007 $	Three Months Ended March 31 2006 $
Operating Activities
Net profit/(loss) for the period	(2,224,131)	(3,399,979)
Adjustments to reconcile net loss to cash applied to operating activities:
Depletion	(45,599)	—
Write-off of oil and gas properties	775,950	1,657,177
Amortization	27,086	16,285
Net derivative loss/(gain)	862,226	—
Stock option compensation	71,643	116,622
Net unrealized foreign exchange (gain)/loss	(124,123)	(199,769)
Changes in non-cash working capital	4,276,927	(800,966)
	3,619,979	(2,610,630)

Financing Activities
Share issues	240,000	93,750
Proceeds from debt	70,764
	310,764	93,750

Investing Activities

Purchase of property and equipment	(138,117)	(16,002)
Purchase of investments	—	—
Oil and gas properties	(3,427,615)	(1,532,452)
Changes in non-cash working capital	(4,367,604)	345,111
	(7,933,336)	(1,203,343)

Net decrease in cash during the period	(4,002,593)	(3,720,223)
Effect of exchange rate fluctuations on cash and short term deposits	(42,164)	65,277
Cash and cash equivalents — beginning of period	10,144,943	15,339,906
Cash and cash equivalents — end of period	6,100,186	11,684,960

Supplemental Cash Flow Information

Interest paid	(314,586)	(115)

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

NOTE 1 — NATURE OF OPERATIONS

At March 31, 2007 the Company was incorporated in the British Columbia Territory under the Business Corporations Act (British Columbia).

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 — ABILITY TO CONTINUE AS A GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at March 31, 2007, the Company had a net loss of $2,224,131 (2006: $3,399,979) and accumulated deficit of $43,312,794 (2006: $23,250,657). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 7). The Company’s ability to meet its obligations and continue as a going concern is dependent upon its ability to obtain additional financing, the discovery, development or sale of oil and gas reserves and achievement of profitable operations. The Company is planning to meet its future expenditures and obligations through the development of proven reserves, raising funds through public offerings, private placements, debt financing or by farm-outs of mineral properties. In the third quarter of 2007 the Cheal field is scheduled to go into full production, the revenue generated from this will be used to further meet the Company’s future expenditure and obligations. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

NOTE 3—ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at March 31, 2007 and December 31, 2006 and the Company’s consolidated interim results of operations and cash flows for the three month periods ended March 31, 2007 and 2006. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2006. The results of the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

NOTE 4 — ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	March 31 2007 $	December 31, 2006 $
Trade receivables	765,614	755,909
Joint venture receivables	614,414	662,162
	1,380,028	1,418,071

NOTE 5 — PROPERTY AND EQUIPMENT

	Net Book Value at December 31, 2006 $	Additions/Transfers $	Depreciation, Depletion and write downs $	Net Book Value at March 31, 2007 $
Plant and equipment
Furniture and office equipment	273,924	30,425	(15,925)	288,424
Share of joint venture assets	419,431	107,692	(11,161)	515,962
Total plant and equipment	693,355	138,117	(27,086)	804,386

Oil and gas properties
Proved:
New Zealand	20,160,184	2,651,665	45,599	22,857,448
Total proved	20,160,184	2,651,665	45,599	22,857,448

Unproved:
New Zealand	—	1,052,184	(1,052,184)	—
Papua New Guinea	—	(276,234)	276,234	—
Total unproved	—	775,950	(775,950)	—
Total oil and gas properties	20,160,184	3,427,615	(730,351)	22,857,448
Total property and equipment	20,853,539	3,565,732	(757,437)	23,661,834

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

NOTE 6 — RELATED PARTY TRANSACTIONS

Directors received total remuneration of $29,750 during the three months to March 31, 2007 (March 31, 2006: $13,125).

The Company paid a company which employed a former Director $nil during the three months to March 31, 2007 (March 31, 2006: $1,500) for financial services. The Company paid a former CEO (and Director) $nil during the three months to March 31, 2007 (March 31, 2006: 95,695) for consultancy services.

The Company incurred costs of $3,000 (March 31, 2006: $2,073) on behalf of a Director providing consultancy services to the Company

The above-noted transactions were in the normal course of operations.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various agreements are $11.8 million of which $10.7 million relates to the Cheal oil field.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in that country.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d)	Loan Facility

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23 million with Investec Bank (Australia) Ltd and the first drawdown of $15.738 million was made on December 22, 2006. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan. Included in the amount drawn down is $3 million which is required to be held in a restricted bank account as part of the security arrangements supporting the facility. $4 million of the facility can be drawn down upon the satisfaction of some contractual conditions.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

NOTE 8 — COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number of Shares	$
Balance at December 31, 2006	27,764,287	50,045,527
Issued during the three months to March 31, 2007	200,000	240,000
Balance at March 31, 2007	27,964,787	50,285,527

During the three months ended March 31, 2007, the Company issued 200,000 common shares for cash proceeds of $240,000 as a result of the exercise of share options.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at March 31, 2007:

Number of Shares	Type of Option	Date Fully Vested	Number Vested March 31, 2007	Exercise Price per Share	Expiry Date
10,000	Vesting		10,000	$1.25	October 15, 2007
10,000	Vesting		10,000	$1.25	October 15, 2007
550,000	Vesting		550,000	$1.20	February 2, 2008
10,000	Vesting		10,000	$1.25	October 15, 2007
12,500	Vesting		12,500	$1.25	October 15, 2008
33,334	Vesting		33,334	$2.75	July 25, 2010
34,000	Vesting		34,000	$1.90	December 1, 2010
33,000	Vesting	December 1, 2007	—	$1.90	December 1, 2010
33,000	Vesting	December 1, 2008	—	$1.90	December 1, 2010
34,000	Vesting		34,000	$1.90	December 1, 2010
33,000	Vesting	December 1, 2007	—	$1.90	December 1, 2010
33,000	Vesting	December 1, 2008	—	$1.90	December 1, 2010
20,000	Vesting		20,000	$1.80	January 1, 2011
20,000	Vesting	January 1, 2008	—	$2.00	January 1, 2011
20,000	Vesting	January 1, 2009	—	$2.50	January 1, 2011
20,000	Vesting		20,000	$1.80	January 1, 2011
20,000	Vesting	January 1, 2008	—	$2.00	January 1, 2011
20,000	Vesting	January 1, 2009	—	$2.50	January 1, 2011
200,000	Vesting		200,000	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	—	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	—	$2.50	January 31, 2011
3,334	Vesting		3,334	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	—	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	—	$1.90	February 2, 2011
1,355,834			937,168

The weighted average exercise price for all options outstanding at March 31, 2007 is $1.63 (March 31, 2006: $1.67). During the March 31, 2007 quarter, 200,000 options were exercised at $1.20.

The weighted average exercise price for options fully vested at March 31, 2007 is $1.40 (March 31, 2006: $1.27).

The stock option compensation cost recognized as an expense for the three months to March 31, 2007 was $71,643 (March 31, 2006 $116,622). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

c)	Share Purchase Warrants

The Company had 2.5 million share purchase warrants outstanding at March 31, 2007 (March 31, 2006: 2.0 million).

NOTE 9 — EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the three month periods ended March 31 2007 and 2006:

	Three Months Ended March 31, 2007 $	Three Months Ended March 31, 2006 $
Numerator: net loss for the period	(2,224,131)	(3,399,979)
a) Basic Denominator:
Weighted-average number of shares	27,833,176	22,717,286
Basic loss per share	($0.08)	($0.15)
b) Diluted Denominator:
Weighted-average number of shares	27,833,176	22,717,286
Basic loss per share	($0.08)	($0.15)

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

NOTE 10 — SEGMENT INFORMATION

For three months to March 31, 2007:

	Canada $	New Zealand $	Australia $	PNG $	Total Company $
Revenue from:
Production	—	782,499	—	—	782,499
Interest	—	76,689	—	—	76,689
Total revenue	—	859,188	—	—	859,188
(Loss)/Profit	(222,015)	(2,282,814)	(1,417)	282,115	(2,224,131)

Total assets as at March 31 2007	791	34,400,929	—	465,729	34,867,449

For three months to March 31, 2006:

	Canada $	New Zealand $	Australia $	PNG $	Total Company $
Revenue from:
Production	—	20,887	—	—	20,887
Interest	960	136,304	—	—	137,264
Total revenue	960	157,191	—	—	158,151
Loss	(207,293)	(3,016,350)	(5,083)	(171,253)	(3,399,979)
Total assets as at March 31 2006	98,447	20,906,159	—	2,966,539	23,971,145

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

March 31, 2007

NOTE 11 — COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 12 — SUBSEQUENT EVENTS

Following quarter end, the Company raised $3.2 million through the private placement of 2,500,000 shares at a price of $1.30. No share warrants were attached to the shares.

In May 2007 the company drew down a further $3.262 million of the Investec loan facility, leaving $4.0 million to draw down from the facility.

Apart from as described above, no other events occurred subsequent to 31 March, 2007 which would have a material effect on these statements.

Mr Thompson Jewell started as CEO with the Company on May 1, 2007, a replacement for Mr Richard Webber who resigned from the Company, effective April 30, 2007. He was granted 400,000 share incentive options from May 1, 2007, at an exercise price of $1.14, with a term of 5 years, vesting one-third each six months after grant.

Mr Derek Gardner will start as CFO with the Company on June 11, 2007, a replacement for Mr Bruce McGregor who resigned from the Company, effective February 23, 2007.